SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of May 2007

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                  AIXTRON Shareholders Approve All Resolutions

     AACHEN, Germany--(BUSINESS WIRE)--May 22, 2007--Shareholders of AIXTRON AG
FSE: AIX, ISIN: DE0005066203; NASDAQ: AIXG, ISIN: US0096061041), world-leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board (Vorstand) and the Supervisory Board (Aufsichtsrat).

     The following resolutions were approved at AIXTRON's 10th ordinary shareholders' meeting:

     -- Approvals of the activities of the members of the Management Board (Vorstand) and of the Supervisory Board (Aufsichtsrat) during fiscal year 2006

     --   Authorization to purchase own shares

     --   Re-Election of the AIXTRON Supervisory Board

     --   Authorization to issue a convertible bond

     --   Authorization to issue equity options

     -- Amendments of AIXTRON's Articles of Association to change the transmittal of information

     --   Election of the auditors and the Group auditors for fiscal year 2007

     All resolutions were accepted by at least 93 percent of the votes cast at the meeting. Nearly 30 percent of AIXTRON AG common stock was represented at the shareholders' meeting held at the Eurogress in Aachen, Germany.

     Further Information For further information on AIXTRON (FSE: AIX, ISIN:
DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) please consult our website at: www.aixtron.com

     Contact: Investor Relations and Corporate Communications: Guido Pickert T:
+49-241-8909-444 F: +49-241-8909-445 invest@aixtron.com

     Forward-Looking Statements This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

     Contact: Investor Relations and Corporate Communications AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany Phone: +49 241 8909 444, Fax: +49 241
8909 445, invest@aixtron.com www.aixtron.com


----------------------------------------------------------------------
Language: English
Issuer: AIXTRON AG Kackertstr. 15-17 52072 Aachen Deutschland
Phone: +49 (0)241 8909-444
Fax: +49 (0)241 8909-445
E-mail: invest@aixtron.com
www: www.aixtron.com
ISIN: DE0005066203
WKN: 506620
Indices: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Munchen, Hamburg, Dusseldorf, Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq
----------------------------------------------------------------------


    CONTACT: AIXTRON AG
             Guido Pickert, 02 41-89 09-444
             g.pickert@aixtron.com,g.holthoff@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: May 22, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO